FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                          For the month of July, 2003



                          GRANITE MORTGAGES 03-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court,
                           London EC3N 4HJ, England
                   (Address of principal executive offices)




         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........


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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                      GRANITE MORTGAGES 03-2 PLC


                                      By:        /s/  Clive Rakestrow
                                             ------------------------
                                      Name:  L.D.C. Securitisation Director
                                      No. 1 Limited by its authorized person
                                      Clive Rakestrow for and on its behalf
                                      Title:  Director
Date: 26 August 2003

                                      GRANITE FINANCE FUNDING LIMITED


                                      By:        /s/  Nigel  Charles Bradley
                                             -------------------------------
                                      Name:   Nigel Charles Bradley
                                      Title: Director
Date: 26 August 2003

                                      GRANITE FINANCE TRUSTEES LIMITED


                                      By:        /s/  Daniel Le Blancq
                                             -------------------------
                                      Name:   Daniel Le Blancq
                                      Title: Director
Date: 26 August 2003


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INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 03-2 PLC
--------------------------
Monthly Report re: Granite Mortgages 03-2 Plc, Granite Finance Trustees Limited
and Granite Finance Funding Limited
Period 1 July 2003 - 31 July 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

Number of Mortgage Loans in Pool                              171,308

Current Balance                                     (pound)11,974,308,627

Last Months Closing Trust Assets                    (pound)12,065,260,413

Funding Share                                       (pound)11,702,472,622

Funding Share Percentage                                      97.73%

Seller Share                                         (pound)271,836,005

Seller Share Percentage                                        2.27%

Minimum Seller Share (Amount)                        (pound)303,745,028

Minimum Seller Share (% of Total)                              2.54%


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

Arrears Analysis of Non Repossessed Mortgage Loans


                       Number         Principal ((pound))     Arrears ((pound))       By Principal (%)

< 1 Month             169,056            11,837,051,233              0                    98.85%

> = 1 < 3 Months       1,847              114,060,019            1,031,342                 0.95%

> = 3 < 6 Months        320               18,778,132              459,779                  0.16%

> = 6 < 9 Months         57               3,169,568               135,168                  0.03%

> = 9 < 12 Months        21                940,573                54,475                   0.01%

> = 12 Months            7                 309,102                96,815                   0.00%

Total                 171,308          11,974,308,627            1,777,579                100.00%

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

Properties in Possession


                                      Number             Principal ((pound))     Arrears ((pound))

Total (since inception)                  38                   1,966,533                79,221

Properties in Possession                                                                  13

Number Brought Forward                                                                    6

Repossessed (Current Month)                                                               7

Sold (since inception)                                                                   25

Sold (current month)                                                                      3

Sale Price / Last Loan Valuation                                                        1.07

Average Time from Possession to Sale (days)                                             120

Average Arrears at Sale                                                            (pound)1,992

Average Principal Loss (Since inception)*                                           (pound)532

Average Principal Loss (current month)**                                            (pound)419

MIG Claims Submitted                                                                      4

MIG Claims Outstanding                                                                    1

Average Time from Claim to Payment                                                       64

*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month




Substitution

                                                           Number            Principal ((pound))

Substituted this period                                    5,387              (pound)499,998,942

Substituted to date (since 26 March 2001)                 244,319             (pound)17,495,301,495

CPR Analysis

                                                          Monthly                 Annualised

Current Month CPR Rate                                     5.03%                   44.96%

Previous Month CPR Rate                                    5.34%                   48.24%



Weighted Average Seasoning (by value) Months                                       24.72

Weighted Average Remaining Term (by value) Years                                   19.63

Average Loan Size                                                               (pound)69,899

Weighted Average LTV (by value)                                                    75.06%

Product Breakdown

Fixed Rate (by balance)                                                            42.81%

Together (by balance)                                                              29.33%

Capped (by balance)                                                                 3.31%

Variable (by balance)                                                              24.25%

Tracker (by balance)                                                                0.30%

Total                                                                              100.0%



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

Geographic Analysis


                       Number          % of Total         Value ((pound))           % of Total

East Anglia            4,049              2.36%             281,396,253                2.35%

East Midlands          14,360             8.38%             881,309,115                7.36%

Greater London         20,438            11.93%            2,267,934,054               18.94%

North                  24,856            14.51%            1,193,838,570               9.97%

North West             25,705            15.01%            1,445,299,051               12.07%

South East             26,950            15.73%            2,513,407,381               20.99%

South West             12,491             7.29%             938,785,796                7.84%

Wales                  8,390              4.90%             463,405,744                3.87%

West Midlands          12,951             7.56%             834,609,311                6.97%

Yorkshire              21,118            12.33%            1,154,323,352               9.64%

Total                 171,308             100%            11,974,308,627                100%


LTV Levels Breakdown

                                         Number            Value ((pound))           % of Total

0% < 25%                                  5,111             197,576,092                1.65%

> = 25% < 50%                            19,333            1,284,843,316               10.73%

> = 50% < 60%                            12,617            1,007,039,356               8.41%

> = 60% < 65%                             7,230             607,097,447                5.07%

> = 65% < 70%                             8,640             734,025,119                6.13%

> = 70% < 75%                            14,859            1,138,756,750               9.51%

> = 75% < 80%                            11,057             933,996,073                7.80%

> = 80% < 85%                            12,310             930,403,780                7.77%

> = 85% < 90%                            31,971            2,123,044,920               17.73%

> = 90% < 95%                            36,855            2,381,689,986               19.89%

> = 95% < 100%                           11,231             631,046,065                5.27%

> = 100%                                   94                4,789,723                 0.04%

Total                                    171,308          11,974,308,627               100.0%


NR Current Existing Borrowers' SVR                             5.69%

Effective Date of Change                                   1 March 2003

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

Notes     Granite Mortgages 03-2 plc

                     Outstanding               Rating             Reference Rate             Margin
                                         Moodys/S&P/Fitch

Series 1

A1                   $1,113,169,099        Aaa/AAA/AAA                1.19%                   0.08%

A2                   $1,006,000,000        Aaa/AAA/AAA                1.27%                   0.16%

A3                   $500,000,000          Aaa/AAA/AAA                1.36%                   0.25%

B                    $76,500,000            Aa3/AA/AA                 1.60%                   0.49%

C                    $10,500,000           Baa2/BBB/BBB               2.66%                   1.55%

Series 2

A                  (euro)300,000,000       Aaa/AAA/AAA                2.38%                   0.25%

B                   (euro)72,900,000        Aa3/AA/AA                 2.62%                   0.49%

M                   (euro)52,300,000         A2/A/A                   2.88%                   0.75%

C1                  (euro)16,000,000       Baa2/BBB/BBB               5.20%              Fixed until 07/10

C2                  (euro)65,500,000       Baa2/BBB/BBB               3.68%                   1.55%

Series 3

A              (pound)352,280,000          Aaa/AAA/AAA                4.63%              Fixed until 07/10

C              (pound)15,000,000           Baa2/BBB/BBB               5.20%                   1.55%

Credit Enhancement

                                                                                        % of Funding Share

Class B and M Notes ((pound)Equivalent)                       (pound)137,050,418               1.17%

Class C Notes ((pound)Equivalent)                             (pound)79,770,314                0.68%


Granite Mortgages 03-2 Reserve Fund Requirement               (pound)35,000,000                0.30%

Balance Brought Forward                                       (pound)17,500,000                0.15%

Drawings this Period                                               (pound)0                    0.00%

Excess Spread this Period                                     (pound)1,584,765                 0.01%

Funding Reserve Fund Top-up this Period*                           (pound)0                    0.00%

Current Balance                                               (pound)19,084,765                0.16%


Funding Reserve Balance                                       (pound)34,266,596                0.29%

Funding Reserve %                                                    0.6%                       NA
*Top-ups only occur at the end of each quarter.

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